UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Stebbins
--------------------------------------------------------------------------------
                          Willkie Farr & Gallagher, LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D

---------------------------------                          ---------------------
CUSIP No. 344123104                                        Page 2 of 6 Pages
---------------------------------                          ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              8,695,719 (see Item 4)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,695,719 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,695,719 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

---------------------------------                          ---------------------
CUSIP No. 344123104                                        Page 3 of 6 Pages
---------------------------------                          ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              8,695,719 (see Item 4)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,695,719 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,695,719 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

---------------------------------                          ---------------------
CUSIP No. 344123104                                        Page 4 of 6 Pages
---------------------------------                          ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              8,695,719 (see Item 4)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,695,719 (see Item 4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,695,719 (see Item 4)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3% (see Item 4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 5") amends the Schedule 13D filed on April 19, 2006 (the "Original Schedule 13D") as amended by the Schedule 13D/A filed July 21, 2006 ("Amendment No. 1"), as further amended by the Schedule 13D/A filed October 17, 2006 ("Amendment No. 2"), as further amended by the Schedule 13D/A filed December 1, 2006 ("Amendment No. 3"), and as further amended by the Schedule 13D/A filed February 14, 2007 ("Amendment No. 4") (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 5 relates to the common stock, par value $0.01 per share, of Foamex International Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

     Sigma Capital Associates, LLC, an Anguillan limited liability company ("Sigma Capital Associates"), holds 8,695,719 shares of Common Stock (the "Sigma Capital Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Capital Management") has investment and voting power with respect to the securities held by Sigma Capital Associates. Accordingly, Sigma Capital Management may be deemed to be a beneficial owner of the Sigma Capital Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Capital Associates and Sigma Capital Management, the "Sigma Reporting Persons") controls Sigma Capital Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Capital Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 4.  Purpose of Transaction.

     The information in Item 4 is hereby amended by the addition of the following information:

     As previously reported, on February 12, 2007 (the "Effective Date"), the Issuer's Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Second Amended Plan"), as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective and the Issuer emerged from chapter 11 bankruptcy protection. As a result of the Issuer's emergence from bankruptcy, the Ad Hoc Committee of shareholders formed in connection with the bankruptcy proceedings (the "Ad Hoc Committee"), of which Sigma Capital Management was a member, has been dissolved.

     The Sigma Reporting Persons hereby expressly disclaim (i) any membership in a group for purposes of Section 13(d) of the Exchange Act with any other shareholder (including any former member of, or observer to, the Ad Hoc Committee) of the Issuer and (ii) any beneficial ownership of securities of the Issuer held by any person or entity (including any former member of, or observer to, the Ad Hoc Committee), other than the shares of common stock beneficially owned by Sigma Capital Associates.

     In connection with the dissolution of the Ad Hoc Committee, the Sigma Reporting Persons have determined that they are no longer required to report their beneficial ownership, if any, of the Issuer's Common Stock on Schedule 13D and instead will promptly file a Schedule 13G reporting such beneficial ownership of the Issuer's Common Stock.

                                Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2007


SIGMA CAPITAL MANAGEMENT, LLC


By: /s/ Peter Nussbaum
    ------------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


SIGMA CAPITAL ASSOCIATES, LLC


By: /s/ Peter Nussbaum
    ------------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


STEVEN A. COHEN


By: /s/ Peter Nussbaum
    ------------------------------------------
Name:   Peter Nussbaum
Title:  Authorized Signatory


                               Page 6 of 6 Pages